TransGlobe Energy Corporation

TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce its financial and operating results for the three and six months ended June 30, 2004. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

HIGHLIGHTS

Record production at 3,103 Boed for Q-2; July production to average 4,200 Boed

Block 32, Yemen
-	Tasour #12 completed at 6,100 Bopd (842 Bopd to TransGlobe)
-	3-D seismic completed

Block S-1, Yemen
-	Development oil wells completed at An Nagyah #6, #7 & #8
-	An Nagyah #9 drilling
-	Harmel #2 appraisal well completed
-	Trucking production increased
-	Facilities and pipeline project on target for early 2005 start up

Canada
-	Tied in wells at Morningside, Twining and Nevis
-	Drilled two oil wells, two gas wells, one D&A

Award of new exploration blocks:
-	Block 72 in Yemen
-	Nuqra Block in Egypt

OUTLOOK

At mid year 2004 TransGlobe is on track to meet or exceed management's targets for the year. Total Company production has increased to 4,200 Boed for July due to excellent field performance at Tasour, increased trucking rates from An Nagyah, and the recent tie-ins of additional production in Canada. The 2004 production target of an average 3,400 Boed, is now increased to an average of 3600 Boed for the year.

On the financial front, the Company is reporting higher cash flow, both quarterly and semi-annually compared to the same period in 2003, and anticipates the increased production levels for the next six months will also reflect significant increases in cash flow. The cash flow target of $13.0 million for 2004 will be increased to $14.5 million due to higher production levels and higher product prices (assumptions: 3600 Boed average for the year, $32.00 per barrel oil price and Cdn $6.00 per Mcf gas price).

Profits are higher for the six month period and lower for the quarter as a result of the new accounting policy of expensing stock options which decreased quarterly profit by almost one cent per share. This non-cash expense impacts earnings but has no effect on the Company's cash flow. In addition there was an increase in oil inventory on Block S-1 that resulted in lower oil sales for the quarter of approximately $1.0 million. This oil will be sold in July.

TransGlobe has experienced a high rate of production growth, 38% per year over the past three years, due primarily to success internationally. Endeavoring to support continued high growth we have added two new international projects. International projects take a long time to develop, so we have chosen one project with a medium term to development (Block 72, Yemen) and one with a long term to development (Nuqra Block, Egypt). Both projects have excellent exploration potential. Significant advancements are: each project has a higher working interest than that of previous projects; TransGlobe is operator of one (Nuqra Block in Egypt). These projects are in keeping with our philosophy of growing the Company in manageable increments while maintaining focus on good exploration potential and a conservative financial position.

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FINANCIAL AND OPERATING UPDATE

(Expressed in thousands of U.S. Dollars)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2004	2003	Change	2004	2003	Change
Oil and gas revenue, net of royalties	5,779	4,139	40%	11,647	8,515	37%
Operating expense	1,352	981	38%	2,479	1,757	41%
General and administrative expense	808	341	137%	1,237	615	101%
Depletion, depreciation and accretion expense	1,934	1,593	21%	3,548	3,059	16%
Income taxes	1,220	438	179%	1,779	867	105%
Cash flow from operations	2,749	2,369	16%	6,636	5,260	26%
Basic and diluted per share	0.05	0.05		0.12	0.10
Net income	447	776	(42)%	2,610	2,201	19%
Basic and diluted per share	0.01	0.01		0.05	0.04
Capital expenditures	5,591	3,503	60%	7,651	6,774	13%
Working capital				1,780	3,390	(47)%
Common shares outstanding
Basic (weighted average)				54,072	51,778	4%
Diluted (weighted average)				56,519	52,690	7%

Production
Oil and liquids (Bopd)	2,751	2,330	18%	2,588	2,343	10%
Average price ($ per barrel)	34.64	25.67	35%	33.12	27.69	20%
Gas (Mcfpd)	2,114	1,017	108%	2,061	992	108%
Average price ($ per Mcf)	5.09	5.63	(10)%	5.18	5.60	(8)%
Total (Boed) (6 : 1)	3,103	2,499	24%	2,931	2,509	17%
Operating expense ($ per Boe)	4.79	4.31	11%	4.65	3.87	20%

EXPLORATION UPDATE

Block 32, Republic of Yemen (13.81087% working interest)
The Tasour #12 infill well was drilled in the central area of the Tasour pool. The Tasour #12 development well was completed as an oil well and placed on production at an initial rate of approximately 6,100 barrels of oil per day with 6,600 barrels of water per day, from the main producing zone the Qishn S1-A. A second oil zone in the Qishn S1-C zone was also encountered which may be completed in the future.

With the addition of Tasour #12 the Tasour field is producing an average 2,730 Bopd to TransGlobe during July. It is expected that production from the Tasour field will average approximately 18,000+ Bopd (2,485 Bopd to TransGlobe) for the remainder of 2004, which is consistent with the 2004 development drilling plans and predicted natural declines for the field.

The 100 square kilometer 3-D seismic acquisition survey over the greater Tasour area was completed in May and the processing was completed in Calgary in June. The seismic is currently being interpreted to define future drilling locations. Further development/appraisal drilling of three to four wells in the western and potential eastern extension is planned to commence in September 2004 with the Tasour #13 well (western extension).

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Block S-1, Republic of Yemen (25% working interest)
During the quarter, three development wells (An Nagyah #6, #7 and #8) were completed on the An Nagyah field and placed on production. The An Nagyah field boundaries are now defined by the 3-D seismic and development wells drilled to date. Future plans include infill development drilling on the field for the remainder of the year and in 2005 to coincide with the completion of the pipeline and central production facilities. Also, two exploratory wells are planned for Block S-1 in 2004.

The early production (trucking) facilities at the An Nagyah field were installed during the first quarter of 2004 and field production operations now include the An Nagyah #4, #5, #6, #7 and #8 wells. During July production was increased to approximately 3,600 Bopd (900 Bopd to TransGlobe). The oil production is being trucked 18 miles to the Jannah Hunt facility where it enters the pipeline to the Ras Isa loading terminal on the Red Sea.

The construction of a central production facility ("CPF") at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt Halewah export pipeline is planned during 2004, with an anticipated completion by early 2005. A 10 inch pipeline with an ultimate capacity of 80,000 Bopd is being constructed to allow future discoveries to be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe), with expansion capabilities. The detailed engineering contract was awarded in May and long lead time major equipment contracts were awarded during the second quarter of 2004.

Harmel #2 was drilled in June to appraise the shallow depth, medium gravity oil discovered in Harmel #1. The Harmel #2 well was drilled to a total depth of 856 meters and cased as a potential oil well. The Harmel #2 well is located 1.2 kilometers from the Harmel #1 discovery well. Full diameter cores were cut over three separate oil zones. Open hole well logs and cores indicate the three oil zones encountered in Harmel #1 also extend to Harmel #2. The Harmel #2 cores will be analysed to determine the best completion and stimulation methods to optimize recovery and flow rates. A pilot production test is planned for Harmel #1 and #2 for the future.

Block 72, Republic of Yemen (33% working interest)
DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) were selected as the successful bidders for Block 72 in the Yemen International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc. is a wholly owned subsidiary of TransGlobe Energy Corporation. The signing of the Block 72 Production Sharing Agreement is anticipated to take place in September and ratification by parliament is expected before the end of 2004.

Block 72 encompasses 1,822 square kilometers (approximately 450,234 acres) and is located in the western Masila Basin adjacent to the billion barrel Canadian Nexen Masila Block. The Block 72 Joint Venture Group plans to carry out a seismic acquisition program and the drilling of two exploration wells during the first exploration period of thirty months.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)
In July TransGlobe Petroleum Egypt Inc. ("TransGlobe Egypt"), a wholly owned subsidiary of TransGlobe Energy Corporation, entered into a Farmout Agreement with Quadra Egypt Limited ("QEL"), a subsidiary of Quadra Resources Corp. headquartered in Calgary, and Rampex Petroleum International ("Rampex") headquartered in Cairo, Egypt. This agreement provides TransGlobe Egypt the opportunity to participate and earn a 50% working interest in the Nuqra Concession.

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Under the terms of this agreement TransGlobe Egypt will earn 50% of the Nuqra Concession by paying 100% of the initial $6.0 million of expenditures in the Stage 1 and the Stage 2 work programs. TransGlobe Egypt will hold a 50% working interest in the Nuqra Concession, subject to the approval of the Egyptian government. The assignment documents were submitted for approval on July 20. QEL will hold a 30% working interest in the Concession and Rampex will hold a 20% working interest. After earning, costs will be shared 60% TransGlobe Egypt, 40% QEL and Rampex will be carried until first production. The cost of the Rampex carry will be recovered by TransGlobe Egypt and QEL from 100% of the Rampex cost oil and 50% of the Rampex production sharing oil. TransGlobe Egypt will become Operator of the Nuqra Block.

The Nuqra Concession is located in Upper Egypt near of the city of Luxor on the east bank of the Nile River. The concession encompasses over two-thirds of the Kom Ombo Basin, a rift basin analogous to the Gulf of Suez Basin, the Marib Basin in the Republic of Yemen, and the Muglad Basin in Sudan, all of which contain major reserves. The Nuqra Concession contains more than 30,000 square kilometers or 7,500,000 acres of exploration lands with 13 seismically defined leads identified from over 4,000 km of existing 2-D seismic. Seismic and well data have confirmed the existence of Jurassic and Cretaceous sediments and the presence of a petroleum system which could potentially hold significant oil reserves. The Concession fiscal terms allow for the recovery of costs from 40% of production. The remaining balance of 60% of production is then shared on a 70:30 basis between the government and the contractor, respectively. Production sharing above 25,000 Bopd is shared on an 80:20 basis.

The Nuqra Concession Agreement Stage 1 work program requires expenditure of $2.0 million to reprocess existing seismic and to shoot new seismic within the first two years. Upon expiry of the Stage 1 term, there is an option to proceed to the Stage 2 work program. Stage 2 requires completion of a two well drilling program, with a minimum expenditure of $4.0 million, over a period of three years. Upon expiry of the Stage 2 term there is an option to proceed to the Stage 3 work program. Stage 3 requires completion of a two well drilling program, with a minimum expenditure of $5.0 million, over a final three year term. Exploitation of discovered commercial fields will continue under a Development Lease for a further 20 years.

Canada

During the first quarter, the Company participated in drilling one (0.2 net) gas well at Nevis. In the second quarter the drilling program continued with five wells drilled (3.9 net) resulting in two oil wells, two gas wells and one D&A well. Overall success for the 2004 drilling program to date is 83%. An additional six well licenses are issued and are expected to be drilled in the next sixty days. TransGlobe has increased its 2004 Canadian drilling program to fifteen wells for 2004. All of the prospects are natural gas focused and are located in Central Alberta, which generally affords year round access.

Installation of pipelines and facilities at Nevis, Twining and Morningside were completed during June and July. This has resulted in an increase in Canadian production to 1,000 Boed at the end of July.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the three and six months ended June 30, 2004 and 2003, the audited financial statements and MD&A for the year ended December 31, 2003 included in the Company's annual report. Additional information relating to the Company, including the Company's Annual Information Form, is on SEDAR at www.sedar.com. All dollar values are expressed in U.S. dollars, unless otherwise stated. The calculations of barrels of oil equivalent ("Boe") are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

This Management's Discussion and Analysis (MD&A) may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

SELECTED QUARTERLY FINANCIAL INFORMATION

	June 30	Mar. 31	Dec. 31	Sept. 30	June 30
(US$000's, except per share amounts)	2004	2004	2003	2003	2003

Oil and gas sales, net of royalties	5,779	5,868	4,488	4,159	4,139

Cash flow from operations	2,749	3,887	1,894	2,193	2,369
Cash flow from operations per share
- Basic and diluted	0.05	0.07	0.04	0.04	0.05

Net income	447	2,163	3,414	291	776
Net income per share
- Basic and diluted	0.01	0.04	0.06	0.01	0.01

Total assets	38,798	35,753	35,601	29,212	28,024

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Cash flow from operations decreased by $1,138,000 (29%) in Q2 compared to Q1-2004 and net income decreased by $1,716,000 (79%) in Q2 compared to Q1-2004 mainly as a result of expected declines in production sharing on Block 32 in Yemen, whereby the joint venture group's share of production declined from 65% in Q1 to 41% in Q2. The high production sharing in Q1 is a result of recovering 50% of 2003 capital expenditures in Q1-2004. The Company's net back on Block 32 after royalties, taxes and operating costs was $1,272,000 lower in Q2 compared to Q1-2004.

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RESULTS OF OPERATIONS

Net income for the three months ended June 30, 2004 was $447,000 ($0.01 per share, basic and diluted) compared to a net income of $776,000 ($0.01 per share, basic and diluted) in the comparable period 2003. Cash flow from operations for the three months ended June 30, 2004 was $2,749,000 ($0.05 per share, basic and diluted) compared to $2,369,000 ($0.05 per share, basic and diluted) in the comparable period in 2003.

Net income decreased 42% and cash flow from operations increased 16%. The following is a brief summary of the primary changes that occurred during Q2-2004 that will be discussed in more detail throughout this MD&A:

• Sales volumes increased 24% in the three months ended June 30, 2004 compared to the same period 2003.

• Commodity prices increased 30% in the three months ended June 30, 2004 compared to the same period 2003.

• Royalty costs increased 68% on a Boe basis, mainly as a result of historical costs being recovered on Block 32 for part of the second quarter in 2003 and higher commodity prices.

• Stock compensation expense amounted to $368,000 in the quarter without a corresponding amount in the same quarter 2003.

OPERATING RESULTS

Daily Production, Working Interest Before Royalties		Three Months Ended		Six Months Ended
		June 30		June 30
		2004	2003	2004	2003
Yemen - Oil	Bopd	2,618	2,280	2,454	2,293
Canada - Oil and liquids	Bopd	133	50	134	50
- Gas	Mcfpd	2,114	1,017	2,061	992
Barrels of oil equivalent (6:1)	Boepd	3,103	2,499	2,931	2,509

The Company has set an average production target of 3,600 Boed for 2004 representing a 37% increase over 2003.

Consolidated Net Operating Results
	Consolidated
	Six Months Ended		Six Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	17,567	32.93	12,819	28.23
Royalties	5,920	11.10	4,305	9.48
Operating expenses	2,479	4.65	1,757	3.87
Net operating income*	9,168	17.18	6,757	14.88

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	Consolidated
	Three Months Ended		Three Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	9,670	34.25	6,002	26.39
Royalties	3,891	13.78	1,863	8.19
Operating expenses	1,352	4.79	981	4.31
Net operating income*	4,427	15.68	3,158	13.89

*
Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals ("MOM") in the Republic of Yemen (Q2-2004 - $1,208,000, $4.28/Boe; Q2-2003, - $438,000, $1.93/Boe), (Q1 and Q2-2004 - $1,767,000, $3.31/Boe; Q1 and Q2-2003 - $867,000, $1.91/Boe).

Segmented Net Operating Results

In 2004 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. MD&A will follow under each of these segments.

Republic of Yemen

	Six Months Ended		Six Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	14,867	33.29	11,508	27.72
Royalties	5,459	12.22	4,099	9.87
Operating expenses	1,915	4.29	1,480	3.56
Net operating income*	7,493	16.78	5,929	14.29

	Three Months Ended		Three Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	8,290	34.81	5,334	25.71
Royalties	3,648	15.32	1,755	8.46
Operating expenses	1,053	4.42	841	4.05
Net operating income*	3,589	15.07	2,738	13.20

*
Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q2-2004 - $1,208,000, $5.07/Boe; Q2-2003 - $438,000, $2.11/Boe), (Q1 and Q2-2004 - $1,767,000, $3.96/Boe; Q1 and Q2-2003 - $867,000, $2.09/Boe).

Net operating income in Yemen increased 26% in the first six months of 2004 and 31% in the three months ended June 30 compared to the same periods of 2003 primarily as a result of the following:

  Sales volumes increased 7% for the six months and 15% for the three months ended June 30 compared to the same periods of 2003 primarily as a result of Block S-1 production commencing at the end of the first quarter 2004. During the second quarter sales volumes for Block S-1 and Block 32 were 279 Bopd and 2,339 Bopd, respectively. Production volumes for Block S-1 were higher than sales volumes, averaging 569 Bopd during the second quarter. The difference is carried in oil inventory of 26,385 barrels which will be sold in the third quarter.
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  Oil prices increased 20% for the six months and 35% for the three months ended June 30 compared to the same periods of 2003.

  Operating expenses increased 21% on a Boe basis for the six months and 9% on a Boe basis for the three months ended June 30 compared to the same periods of 2003, mainly as a result of increased export pipeline tariff on Block 32 for all of 2004 and only part of 2003 following recovery of all historical costs in 2003. Also, Block S-1 has significantly higher operating costs during the initial phase averaging $9.35 per barrel. This is a reflection of higher costs associated with trucking and higher fixed costs per Boe until volumes are increased when full scale production commences in 2005. Block 32 operating expenses averaged $3.83 per barrel during the second quarter.

The Block 32 Production Sharing agreement allows for the recovery of operating costs and capital costs from oil production. Operating costs are recovered in the quarter expended. The capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. The Company will receive a larger share of production in the first quarter of each year as 50% of the previous year's historical costs are recovered. The amount of oil required to recover capital and operating costs will vary depending upon the prevailing oil prices. The Company received 41% of its working interest share of production (after royalty and tax) in the second quarter of 2004 compared to 65% in the first quarter of 2004. The Company expects to receive between 40% to 48% of its working interest share of production in the balance of the year depending upon production volumes, oil prices, operating costs and eligible capital expenditures.

Canada

	Six Months Ended		Six Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	394	34.17	157	27.47
Gas sales ($ per Mcf)	1,942	5.18	1,005	5.60
NGL sales	338	26.13	80	24.15
Other sales	26	-	69	-
	2,700	31.05	1,311	33.67
Royalties	462	5.31	206	5.29
Operating expense	564	6.49	277	7.12
Net operating income	1,674	19.25	828	21.26

	Three Months Ended		Three Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	206	37.49	73	25.23
Gas sales ($ per Mcf)	979	5.09	521	5.63
NGL sales	177	26.49	36	21.68
Other sales	18	-	38	-
	1,380	31.23	668	33.47
Royalties	243	5.50	108	5.43
Operating expense	299	6.79	140	7.00
Net operating income	838	18.94	420	21.04

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Net operating income in Canada increased 100% in the three months ended June 30, 2004 compared to the same period of 2003 primarily as a result of the following:

  Sales volumes increased 122% as a direct result of the 2003 drilling program.

  Commodity prices decreased 7% on a Boe basis.

  Operating costs decreased 3% on a Boe basis.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Six Months Ended		Six Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,652	3.09	838	1.84
Capitalized G&A	(366)	(0.68)	(214)	(0.47)
Overhead recoveries	(49)	(0.09)	(9)	(0.02)
G&A (net)	1,237	2.32	615	1.35

	Three Months Ended		Three Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,044	3.70	466	2.05
Capitalized G&A	(202)	(0.72)	(121)	(0.53)
Overhead recoveries	(34)	(0.12)	(4)	(0.02)
G&A (net)	808	2.86	341	1.50

General and administrative expenses increased 137% and increased 91% on a Boe basis in the three months ended June 30, 2004 compared to the same period of 2003 as a result of the following:

  Effective January 1, 2004 the Company adopted the recommendations of CICA section 3870, "Stock-based Compensation and Other Stock-based Payments", retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors since January 1, 2002. Stock compensation expense is included in general and administrative expenses. Non-cash stock compensation expense amounted to $368,000 for the three months ended June 30, 2004 ($1.30/Boe).

  Other increases were experienced in costs associated with public company administration and listing expenses of $86,000 ($0.30/Boe) and in salaries and benefits of $73,000 ($0.26/Boe).

Based on stock option grants subsequent to January 1, 2002 that will affect 2004 and stock option grants to date in 2004, it is expected that the effect on 2004 earnings will be approximately $1.2 million with no effect on cash flow from operations.

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DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (DD&A)

	Six Months Ended		Six Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	2,672	5.98	2,800	6.75
Canada	876	10.07	259	6.65
	3,548	6.65	3,059	6.74

	Three Months Ended		Three Months Ended
	June 30, 2004		June 30, 2003
(US$000's, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	1,534	6.44	1,447	6.97
Canada	400	9.04	146	7.31
	1,934	6.85	1,593	7.00

In Yemen unproven properties in the amount of $8,612,000 were excluded from costs subject to depletion and depreciation. This represents a portion of the costs incurred in Block S-1. These costs will be included in the depletable base as Block S-1 is developed or as impairment is determined.

In Yemen, DD&A on a Boe basis decreased 11% and 8% per Boe in the six month and three month periods ended June 30, 2004 compared to the comparable period of 2003 primarily as a result of the following:

  Increase in Yemen proved reserves resulted in a lower depletion rate.

In Canada, DD&A on a Boe basis increased 24% to $9.04 per Boe in Q2-2004 from $7.31 in Q2-2003 primarily as a result of the following:

  Increase in production resulted in a higher depletion rate.

INCOME TAXES

Current income tax expense in Q2-2004 of $1,220,000 represents income taxes of $1,208,000 (Q2-2003 - $438,000) incurred and paid under the laws of the Republic of Yemen pursuant to the PSA on Block 32 and Block S-1 and $12,000 paid in Canada. The increase in Yemen is primarily the result of the following:

  Increased volumes mainly as a result of production start up on Block S-1.

  Increase in oil prices.

  An increase in the Yemen government's share of production sharing oil as a result of recovery of all historical costs during Q2-2003. The Yemen government's share of production sharing oil includes royalties and taxes.

The Company has unrecognized future tax benefits in Canada in the amount of $1,492,000 which may be recognized in the future with continued drilling successes in Canada.

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CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures

	Three Months Ended June 30		Six Months Ended June 30
(US$000's)	2004	2003	2004	2003
Republic of Yemen	2,941	2,523	4,201	5,492
Canada	2,650	980	3,450	1,282
Total capital expenditures	5,591	3,503	7,651	6,774

Capital expenditures in 2004 are mainly comprised of the following:

Block 32, Yemen ($1,423,000)
•	3-D seismic program at Tasour, Tasour facility upgrades and drilling one well at Tasour #12.

Block S-1, Yemen ($2,747,000)
•	Drilling and completing of four wells at An Nagyah, drilling one well at Harmel and costs associated with commercial development of An Nagyah.

Other, Yemen ($31,000)
•	Mainly costs associated with obtaining Block 72 in Yemen.

Canada ($3,450,000)
•	Costs mainly related to the drilling of six wells and tie-in of two other wells as part of the 2004 exploration and development program.

•	Other costs related to oil and gas lease acquisitions for future drilling associated with the 2004 exploration and development program.

OUTSTANDING SHARE DATA

Common Shares issued and outstanding as at June 30, 2004 are 54,096,439.

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company's capital expenditures in the second quarter of 2004 was provided by cash flow from operations and working capital.

At June 30, 2004 the Company had working capital of $1,780,000, zero debt and a revolving credit facility of Cdn$5,000,000, an acquisition/development credit facility of Cdn$2,000,000 and a letter of credit facility of Cdn$2,000,000.

The Company expects to fund the balance of its 2004 exploration and development program (remaining budget of $14 million firm and contingent) through the use of working capital, cash flow, and debt. Equity financing is not required for the current and planned operations for 2004 but may be utilised in the future. The use of our credit facilities during 2004 is expected to remain within conservative guidelines of a debt to cash flow ratio of less than 1:1.

Page	12	TransGlobe Energy Corporation

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity. The principal commitments of the Company are as follows:

	Six Months	Twelve Months
(US$000's)	2004	2005	2006	2007

Office and equipment leases	$75	$139	$139	$46

In February 2004, the Company entered into a contract to sell 1,500 gigajoules (GJ) per day (approximately 1,500 Mcfpd) of natural gas in Canada from April 1 to October 31, 2004 for Cdn$5.795/GJ.

In June 2004, the Company entered into a one year fixed-price contract to sell 10,000 barrels of oil per month in Block 32 commencing July 1, 2004 at $33.90 per barrel for Dated Brent plus or minus the Yemen Government's official selling price differential.

In December 2003, the Company issued flow through shares with terms providing that the Company renounce Canadian tax deductions in the amount of Cdn$3,000,000 to subscribers with the entire amount to be expended by the Company by December 31, 2004.

Pursuant to the Company's farmin agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6.0 million over the next 5 years to earn its 50% working interest. As part of this commitment the Company issued a $2.0 million letter of credit on July 8, 2004 to Ganoub El Wadi Holding Petroleum Company which expires on February 14, 2007.

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer

Page	13	TransGlobe Energy Corporation

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
		(Restated		(Restated
		Notes 2 and 3)		Notes 2 and 3)
REVENUE
Oil and gas sales, net of royalties	$5,779	$4,139	$11,647	$8,515
Other income	-	5	3	5
	5,779	4,144	11,650	8,520

EXPENSES
Operating	1,352	981	2,479	1,757
General and administrative	808	341	1,237	615
Foreign exchange (gain) loss	18	15	(3)	21
Depletion, depreciation and accretion	1,934	1,593	3,548	3,059
	4,112	2,930	7,261	5,452

Net income before income taxes	1,667	1,214	4,389	3,068
Income taxes	1,220	438	1,779	867
NET INCOME	447	776	2,610	2,201
Deficit, beginning of period	(4,441)	(10,801)	(6,393)	(12,298)
Retroactive application of changes in accounting
policies (Notes 2 and 3)	-	-	(211)	72
Deficit, beginning of period, as restated	(4,441)	(10,801)	(6,604)	(12,226)
DEFICIT, END OF PERIOD	$(3,994)	$(10,025)	$(3,994)	$(10,025)

Net income per basic and diluted share (Note 5)	$0.01	$0.01	$0.05	$0.04

Page	14	TransGlobe Energy Corporation

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in thousands of U.S. Dollars)

	June 30,	December 31,
	2004	2003
		(Restated
		Notes 2 and 3)
ASSETS
Current
Cash and cash equivalents	$3,374	$4,452
Accounts receivable	2,277	2,383
Oil inventory	416	-
Prepaid expense	114	161
	6,181	6,996
Property and equipment
Republic of Yemen	19,922	18,563
Canada	11,123	8,470
	31,045	27,033
Future income tax asset	1,572	1,572
	$38,798	$35,601

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,401	$4,459
Asset retirement obligations (Note 3)	547	467
	4,948	4,926

SHAREHOLDERS' EQUITY
Share capital (Note 4)	37,083	36,996
Contributed surplus (Note 2)	761	-
Deficit (Notes 2 and 3)	(3,994)	(6,321)
	33,850	30,675
	$38,798	$35,601

Approved by the Board:

Ross G. Clarkson	Lloyd W. Herrick
Director	Director

Page	15	TransGlobe Energy Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$447	$776	$2,610	$2,201
Adjustments for
Depletion, depreciation and accretion	1,934	1,593	3,548	3,059
Stock-based compensation (Note 2)	368	-	478	-
Cash flow from operations	2,749	2,369	6,636	5,260
Changes in non-cash working capital	(67)	(107)	(1,576)	2,080
	2,682	2,262	5,060	7,340

FINANCING
Issue of share capital	2	157	87	196
Repurchase of share capital	-	-	-	(41)
	2	157	87	155

INVESTING
Exploration and development expenditures
Republic of Yemen	(2,941)	(2,523)	(4,201)	(5,492)
Canada	(2,650)	(980)	(3,450)	(1,282)
Changes in non-cash working capital	1,429	147	1,426	227
	(4,162)	(3,356)	(6,225)	(6,547)

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(1,478)	(937)	(1,078)	948
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	4,852	4,480	4,452	2,595
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$3,374	$3,543	$3,374	$3,543

Supplemental Disclosure of Cash Flow
Cash interest paid	$-	$-	$-	$-
Cash taxes paid	$1,220	$438	$1,779	$867

Page	16	TransGlobe Energy Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

The interim consolidated financial statements of TransGlobe Energy Corporation ("TransGlobe" or the "Company") for the three month and the six month periods ended June 30, 2004 and 2003 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2003, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe's annual report for the year ended December 31, 2003.

2. Changes in accounting policies

(a) Asset retirement obligations

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") section 3110, "Asset Retirement Obligations". The new recommendations require the recognition of the fair value of obligations associated with the retirement of tangible long-lived assets be recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion expense which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized to earnings in a manner consistent with the depletion and depreciation of the underlying asset. Note 3 discloses the impact of the adoption of CICA section 3110 on the financial statements.

(b) Stock-based compensation

Effective January 1, 2004 the Company adopted the recommendations of CICA section 3870, "Stock-based Compensation and Other Stock-based Payments", retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors on or after January 1, 2002. Stock-based compensation expense is included in general and administrative expenses. This change resulted in an increase to opening deficit of $283,000, an increase to opening contributed surplus of $283,000 and an expense for the six months ended June 30, 2004 of $478,000.

(c) Property and equipment - oil and gas

Effective January 1, 2004 the Company adopted Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" ("AcG-16"), which replaces Accounting Guideline 5, "Full Cost Accounting in the Oil and Gas Industry". AcG-16 modifies how the ceiling test is performed and is consistent with CICA section 3063, "Impairment of Long-lived Assets". The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre's use and eventual disposition. If the carrying value is unrecoverable the cost centre is written down to its fair value. This approach incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk free rate. The adoption of AcG-16 had no effect on the Company's financial results.

(d) Impairment of long-lived assets

Effective January 1, 2004 the Company adopted CICA section 3063, "Impairment of Long-lived Assets", which had no effect on the consolidated financial statements.

3. Asset retirement obligations

The Company retroactively adopted the new recommendations on the recognition of the obligations to retire long-lived tangible assets. The change was effective January 1, 2004 and the new accounting policy was applied retroactively. The impact was as follows:

Page	17	TransGlobe Energy Corporation

Consolidated Balance Sheet - as at December 31, 2003

(000's)	As Reported	Change	As Restated
Assets
Net property and equipment	$26,646	$387	$27,033
Liabilities and shareholders' equity
Asset retirement obligations	-	467	467
Provision for site restoration and abandonment	153	(153)	-
Deficit	(6,393)	72	(6,321)

Consolidated Statement of Income and Deficit	Six months ended June 30, 2003
(000 's)	As Reported	Change	As Restated
Depletion, depreciation and accretion	$3,059	$-	$3,059
Net income	2,201	-	2,201

	Three months ended June 30, 2003
(000 's)	As Reported	Change	As Restated
Depletion, depreciation and accretion	$1,593	$-	$1,593
Net income	776	-	776

At June 30, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations was $874,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

Changes to asset retirement obligations were as follows:	Six months ended
(000's)	June 30, 2004
Asset retirement obligations, December 31, 2003	$467
Liabilities incurred during period	63
Liabilities settled during period	-
Accretion	17
Asset retirement obligations, June 30, 2004	$547

4. Share capital

The Company is authorized to issue an unlimited number of common shares with no par value.

Continuity of common shares	2004
(000's)	Shares	Amount
Balance, December 31, 2003	53,743	$36,996
Share options exercised	353	87
Balance, June 30, 2004	54,096	$37,083

Continuity of stock options		Weighted Average
(000's except per share amounts)	Number of Options	Exercise Price
Balance, December 31, 2003	2,759	$0.36
Granted	1,100	2.48
Exercised	(353)	0.24
Balance, June 30, 2004	3,506	$1.04

Page	18	TransGlobe Energy Corporation

Stock-based compensation

The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the three and six months ended June 30, 2004 and the assumptions used in their determination are as noted below:

	Three months ended	Six months ended
	June 30, 2004	June 30, 2004
Weighted average fair market value per option (Cdn$)	$1.73	$1.81
Risk-free interest rate (percent)	4.07	5.30
Expected life (years)	4.00	4.00
Volatility (percent)	61.65	66.64
Expected annual dividend per share	0.00	0.00

5. Per share amounts

The weighted average number of common shares and diluted common shares outstanding during the six months ended June 30, 2004 was 54,072,000 (2003 - 51,778,000) and 56,519,000 (2003 - 52,690,000), respectively and during the three months ended June 30, 2004 was 54,096,000 (2003 - 52,038,000) and 56,554,000 (2003 - 52,830,000), respectively.

6. Segmented information	Three Months		Six Months
	Ended June 30		Ended June 30
(000 's)	2004	2003	2004	2003
Oil and gas sales, net of royalties
Republic of Yemen	$4,642	$3,579	$9,408	$7,410
Canada	1,137	560	2,239	1,105
	5,779	4,139	11,647	8,515
Operating expenses
Republic of Yemen	1,053	841	1,915	1,480
Canada	299	140	564	277
	1,352	981	2,479	1,757
Depletion, depreciation and accretion
Republic of Yemen	1,534	1,447	2,672	2,800
Canada	400	146	876	259
	1,934	1,593	3,548	3,059
Segmented operations	2,493	1,565	5,620	3,699
Other income	-	5	3	5
General and administrative	808	341	1,237	615
Foreign exchange (gain) loss	18	15	(3)	21
Income taxes	1,220	438	1,779	867
Net income	$447	$776	$2,610	$2,201

7. Commitments

In June 2004, the Company entered into a one year fixed-price contract to sell 10,000 barrels of oil per month in Block 32 commencing July 1, 2004 at $33.90 per barrel for Dated Brent plus or minus the Yemen Government's official selling price differential.

Page	19	TransGlobe Energy Corporation

8. Subsequent events

TransGlobe Petroleum Egypt Inc. ("TransGlobe Egypt"), a wholly owned subsidiary of TransGlobe Energy Corporation, has entered into a Farmout Agreement with Quadra Egypt Limited ("QEL"), a subsidiary of Quadra Resources Corp. headquartered in Calgary, and Rampex Petroleum International ("Rampex") headquartered in Cairo, Egypt. This Agreement provides TransGlobe Egypt the opportunity to participate and earn a 50% working interest in the Nuqra Concession upon incurring $6 million of expenditures. As part of this agreement, the Company issued a $2.0 million letter of credit on July 8, 2004 to guarantee the Company's performance under the Stage 1 work program to Ganoub El Wadi Holding Petroleum Company that expires on February 14, 2007.

The Nuqra Concession Agreement Stage 1 work program requires expenditures of $2.0 million to reprocess existing seismic and to shoot new seismic within the first two years. Upon expiry of the Stage 1 term, there is an option to proceed to the Stage 2 work program. Stage 2 requires completion of a two well drilling program, with a minimum expenditure of $4.0 million, over a period of three years. Upon expiry of the Stage 2 term there is an option to proceed to the Stage 3 work program. Stage 3 requires completion of a two well drilling program, with a minimum expenditure of $5.0 million, over a final three year term. Exploitation of discovered commercial fields will continue under a Development Lease for a further 20 years.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS		TRANSFER AGENT AND REGISTRAR	STOCK EXCHANGE LISTINGS

Robert A. Halpin [1,2,3]		Computershare Trust Company of Canada	TSX:	TGL
Director, Chairman of the Board		Calgary, Toronto, Vancouver	AMEX:	TGA

Ross G. Clarkson
Director, President & CEO		LEGAL COUNSEL	EXECUTIVE OFFICES

Lloyd W. Herrick [2]		Burnet, Duckworth & Palmer	TransGlobe Energy Corporation
Director, Vice President & COO		Calgary, Alberta	#2900, 330-5th Avenue S.W.
Calgary, Alberta, Canada, T2P 0L4
Erwin L. Noyes [2,3,4]
		BANKER	Telephone: (403) 264-9888
Director
		National Bank of Canada	Facsimile: (403) 264-9898
Geoffrey C. Chase [1,2,4]
		Calgary, Alberta	Website: www.trans-globe.com
Director			E-mail: trglobe@trans-globe.com

Fred J. Dyment [1,3,4]		AUDITOR
Director
Deloitte & Touche LLP
David C. Ferguson		Calgary, Alberta
Vice President, Finance, CFO & Secretary

1.	Audit Committee	EVALUATION ENGINEERS

2.	Reserves Committee	Fekete Associates Inc.
Calgary, Alberta
3.	Compensation Committee
DeGolyer and MacNaughton Canada Limited
4.	Governance and Nominating Committee	(formerly Outtrim Szabo Associates Ltd.)
Calgary, Alberta

The above includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Page	20	TransGlobe Energy Corporation